Exhibit 99.2

Delixy Holdings Limited Announces Closing of Initial Public Offering

Singapore, July 10, 2025 – Delixy Holdings Limited (Nasdaq: DLXY) (the “Company” or “Delixy”), a Singapore-based company engaged in the trading of oil related products, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares, par value US$0.000005 per share, (“Ordinary Shares”), 1,350,000 of which were offered by the Company and 650,000 by the selling shareholders Mega Origin Holdings Limited (as to 325,000 Ordinary Shares) and Novel Majestic Limited (as to 325,000 Ordinary Shares) (the “Selling Shareholders”), at a public offering price of US$4.00 per Ordinary Share, raising total gross proceeds of US$8 million in the aggregate to the Company and Selling Shareholders.

The Ordinary Shares began trading on the Nasdaq Capital Market on July 9, 2025 under the ticker symbol “DLXY.”

The Company also registered a resale prospectus concurrent with the Offering for the resale of 3,000,000 Ordinary Shares held by Cosmic Magnet Limited, Rosywood Holdings Limited, Dragon Circle Limited, Novel Majestic Limited, and Golden Legend Ventures Limited (the “Resale Shareholders”).

The Company received aggregate gross proceeds of US$5.4 million from the Offering, before deducting underwriting discounts and other related expenses. The Company did not receive any proceeds from the sale of Ordinary Shares offered by the Selling Shareholders or Resale Shareholders in the Offering.

Proceeds from the Offering will be used for: (i) expanding product offerings; (ii) strengthening market position; (iii) potentially making strategic acquisitions and business cooperations, including joint ventures and/or strategic alliances and (iv) general working capital and corporate purposes.

The Offering was conducted on a firm commitment basis. Bancroft Capital, LLC acted as the sole lead underwriter for the Offering. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company, led by William S. Rosenstadt and Mengyi “Jason” Ye, and Nelson Mullins Riley & Scarborough LLP acted as U.S. counsel to the Underwriters, led by W. David Mannheim, Ashley Wu and Kathryn Simons, in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-283248), as amended, and was declared effective by the SEC on July 8, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Bancroft Capital, LLC, 501 Office Center Drive, Suite 130, Fort Washington, PA 19034, or by telephone at +1 (484) 546-8000. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Delixy Holdings Limited

Delixy Holdings Limited is a Singapore-based company principally engaged in the trading of oil-related products, including (i) crude oil and (ii) oil-based products such as fuel oils, motor gasoline, additives, gas condensate, base oils, asphalt, petrochemicals and naphtha (heavy gasoline). Operating across multiple countries in Southeast Asia, East Asia, and Middle East, Delixy has established a strong presence in the region’s oil trading markets. While Delixy maintains a diversified portfolio of oil products, crude oil trading represents a core aspect of its business. The Company leverages its strong existing relationships with customers and suppliers as well as deep industry expertise to provide value-added services, including tailored recommendations on optimal trading strategies and shipping and logistical support where required. In addition, the Company’s financing capabilities allow it to extend credit terms to customers while satisfying suppliers’ immediate payment terms. For more information, please visit the Company’s website: https://ir.delixy.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Registration Statement and other filings with the SEC.

For media inquiries, please contact:

Delixy Holdings Limited

Investor Relations Department

Email: ir@delixy.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com